MORE+ MORE MORE

ConsolidatedGraphics 2012 ANNUAL REPORT

MORE


NYSE CGX

Why settle for less?

YOU
CAN
HAVE

+ MORE OPTIONS

- Unmatched in-house printing and fulfillment capabilities
- Locations in 27 states plus Canada, Europe and Asia
- World's largest and most advanced digital footprint
- Industry-leading technology
- Single-source solutions

+ MORE SOLUTIONS

- Distribute-then-print to save time and money
- Print-on-demand for flexibility and efficiency
- High-impact personalized marketing
- Inkjet web for high-volume variable data
- Turnkey print management solutions

+ MORE TECHNOLOGY

- WorkSmart Suite™ technology applications
- Streamline: Web2Print ordering and distribution
- Connect: Personalized multi-touch marketing
- Organize: Online library for digital assets
- Publish: High-quality, short-run book manufacturing

+ MORE POWER

- State-of-the-art level-four data center
- Best-in-class data security
- Exceptional performance and reliability
- Availability approaching 100%

+ MORE SERVICE

- Service company backed by manufacturing
- Local service, international reach
- Strong business partner
- Resources to invest in the best people and technology
- Commitment to customer success

+ MORE RESULTS

- Lowest total cost of ownership
- Highest return on print investments
- Greater efficiency, cost savings
- Increased sales
- Best overall value

GET MORE
DO MORE
BE

At Consolidated Graphics, our business is built on giving customers what they need to succeed in a changing world. Our customers get more so they can do more – to be more than ever before.

EXPECT

MORE OPTIONS AND VALUE

For 27 years, Consolidated Graphics has stood apart with an eye to the future and a singular focus on investing in the success of our customers. We have stayed ahead of the curve in reading market trends, anticipating emerging needs and expanding our capabilities to offer more options and value.

Today, we are far more than a commercial printer. We are a technology-based service company delivering end-to-end print production and management solutions that are based on the needs of our customers to drive results.

QUALITY PRINTING FOR EVERY JOB

With the industry's most extensive digital, sheetfed and web printing capabilities, Consolidated Graphics offers impeccable quality and best-fit manufacturing for every project. We have locations in virtually every major U.S. market as well as Canada, Europe and Asia. From a single point of contact at the local level, customers can access the vast capabilities of 70 printing, fulfillment and technology centers in North America, the Czech Republic and Japan.

WORLD LEADER IN DIGITAL

The world's leading provider of digital print solutions, we bring customers a new world of options and opportunities – the speed and efficiency of distribute-then-print, the flexibility of print-on-demand and the power of personalization. Our customers benefit from the industry's largest and most advanced integrated digital footprint – more than 250 high-end presses on three continents – including digital inkjet web presses for high-volume, variable-data needs.

POWERFUL TECHNOLOGIES

Astute customers know that the cost of putting ink on paper is only a fraction of what they will actually spend. Our powerful technology solutions improve processes and reduce hidden costs like storage, long-distance shipping, waste and obsolescence to deliver the lowest total cost of ownership.


EFFICIENT AND COST EFFECTIVE
MOST ADVANCED DIGITAL PLATFORM
HIGH-END DIGITAL PRESSES
WORLD'S LEADING DIGITAL PROVIDER
PERSONALIZED MARKETING
PRINT-ON-DEMAND
DISTRIBUTE-THEN-PRINT
DIGITAL INKJET WEB

250+

Our fleet of more than 250 high-end digital presses spanning three continents is the world's largest and most advanced.

SAVE

MORE WITH CUSTOM SOLUTIONS



EFFICIENT AND COST EFFECTIVE
MOST ADVANCED DIGITAL PLATFORM
SOPHISTICATED COLOR MANAGEMENT
HIGH-END DIGITAL PRESSES
PRINT MANAGEMENT SOLUTIONS
WORLD'S LEADING DIGITAL PROVIDER
BEST-FIT MANUFACTURING
PERSONALIZED MARKETING
HIGH-VOLUME DIGITAL PRINTING
DIGITAL INKJET WEB
DISTRIBUTE-THEN-PRINT
PRINT-ON-DEMAND

GET MORE VALUE

PENTAIR

THE OPPORTUNITY

Working with minimal staffing, the marketing services department for a division of Pentair supported up to 10 brands in a fluid environment that included frequent acquisitions, reorganizations and rebranding initiatives. Management wanted to expand the marketing products offered to a diverse group of direct customers, channel partners and its own internal sales force but, in a weak economy, budget increases were not an option. Pentair needed a solution to support growth and accommodate constant change with no increase in spending.

THE SOLUTION

Consolidated Graphics developed a robust Web2Print solution to automate ordering, fulfillment and tracking as well as an online library that would bring new levels of order and access to the company's digital assets. These technologies paid for themselves through improved efficiencies – with savings left over to expand the marketing services portfolio. The Web2Print solution saves time by providing authorized users with 24/7 access to the materials they need, freeing Pentair staff from administrative tasks.

THE RESULT

The Consolidated Graphics Web2Print solution, which is currently being converted to the new Streamline platform, delivered savings on many fronts. By offering print-on-demand orders through the system, it propelled print-on-demand growth from just 20 percent of all materials ordered to 80 percent, dramatically reducing inventories and cutting obsolescence costs by 80 percent in the first year. Turn-around times have improved dramatically with a 70 percent reduction in order-to-ship lead times. The internal resources devoted to collateral management activities like inventory management, order processing and customer service have been reduced by 85 percent.

"Without the Consolidated Graphics relationship, we would not have been able to meet the needs of our business. We still have the same budget, but with virtually no obsolescence costs or inventories, we can create more materials for our channel partners."

Lisa Stich, Senior Marketing Manager, Pentair

GET MORE POWER

VERA BRADLEY

THE OPPORTUNITY

Vera Bradley markets its products through diverse channels that range from company-owned stores to small specialty boutiques and shopping mall kiosks. Marketing collateral changes four times a year with the introduction of new seasonal merchandise. The company's existing Web2Print site allowed retail partners to access, customize and order marketing assets, but Vera Bradley wanted a more powerful solution with additional features, greater flexibility, faster site updates and a better user experience.

THE SOLUTION

Consolidated Graphics converted the existing Vera Bradley site to its powerful Streamline platform. The new solution is faster and easier for users. Popular features include dynamic, onscreen proofing, which enables retail partners to view marketing assets as they create them rather than open a separate PDF proof. The check-out process is smoother, previously created assets are readily accessible for reordering, and uploading mailing lists is easier than ever before.

THE RESULT

Vera Bradley has received an enthusiastic response from its retail partners, as evidenced by increased use of the site and favorable comments on its features, functionality, speed and reliability. In particular, Streamline reduced the length of time required to program art files and add a product to the Vera Bradley site by 50 percent. This significantly increases the speed by which new products can be introduced to their retailers, from weeks to days. Vera Bradley's marketing department also appreciates the speed with which the site can be updated and the flexibility to change the site "skinning" with images that reflect the season or specific product promotions.

"Making the process easier for our retail partners was a huge win for us, and my Consolidated Graphics team has been truly amazing in terms of updates. No matter what I need, they get it done."

Krista Ruckel, Marketing Project Coordinator, Vera Bradley


STREAMLINE
ORGANIZE
WORKSMART SUITE
PUBLISH
CONNECT
MULTI-TOUCH

TECHNOLOGY THAT WORKS FOR YOU

We feel it every day – relentless pressure to do more with less. Hidden costs of managing print programs – waste, obsolescence, shipping and storage – wreak havoc with shrinking budgets, and out-of-stock marketing materials spell missed opportunities. Technology-based solutions can help drive sales, cut costs and deliver the best overall value for every dollar spent.

DIGITAL PRINT SOLUTIONS

Using our distribute-then-print capabilities, customers can choose to manufacture materials close to distribution points, speeding them to market with lower shipping costs and less environmental impact. Sophisticated color management across all locations and presses ensures impeccable color fidelity and consistent high quality. Print-on-demand virtually eliminates inventories, obsolescence and waste while providing easy access to materials that are always up to date. Variable-data digital produces highly relevant personalized campaigns that break through the clutter and get results.

Digital inkjet web technology provides a cost-effective option for high-volume, variable-data needs such as insurance benefits documents, billing statements and customer loyalty programs. The only company to offer all three of the available digital inkjet web technologies, Consolidated Graphics can receive files for up to 75,000 four-color, variable-data documents, produce and ship within 24 hours.

SAVINGS WITHOUT COMPROMISE

Coupling innovative technology with unmatched in-house print capabilities, Print Management Solutions from Consolidated Graphics offer savings without compromise. This end-to-end service consolidates print purchases for volume pricing, optimizes project specifications to find savings – even before the bid goes out – and manages competitive bidding so customers can focus on growing the business. But guaranteed savings and quality print manufacturing are just the beginning. After an in-depth analysis of current expenditures, we offer process improvements that reduce hidden costs, create lasting efficiencies and deliver the lowest total cost of ownership.

MORE+

ACHIEVE

MORE THROUGH TECHNOLOGY

TECHNOLOGY THAT WORKS FOR YOU™

Backed by Consolidated Graphics' print production and fulfillment capabilities, **WorkSmart Suite**™ represents an end-to-end technology solution that gives savvy marketers an edge. An integrated platform for creating, distributing and managing breakthrough marketing campaigns, WorkSmart Suite continues to expand with innovative new technologies that drive results.

At the heart of WorkSmart Suite is **Streamline**, a Web2Print solution that provides 24/7 access, customization and ordering capabilities to users across the nation or around the globe. This online tool works with our industry-leading digital print platform, enabling customers to create timely and targeted communications that drive sales while reducing waste, inefficiency, storage and shipping costs.

Organize is a powerful online solution for organizing, protecting and facilitating efficient use and sharing of valuable digital assets while maintaining appropriate permissions and controls. **Connect**, a revolution in direct marketing, links personalized print and electronic media to create highly relevant campaigns that engage customers and drive sales.

NEW STRATEGIC ALLIANCE CREATES "PUBLISH"

Publish, the latest addition to WorkSmart Suite, allows businesses to create custom publications directly from their Adobe® InDesign® files. A cost-effective solution for high-quality, smaller-volume projects, Publish allows users to extend their Adobe software into an efficient design-to-print workflow. It is ideal for a myriad of limited-edition corporate projects including: commemorative books, highly customized brochures, corporate capabilities pieces, portfolios and product or exhibition catalogs. Offered through a strategic alliance with Blurb, Publish is available in the U.S. exclusively through Consolidated Graphics.

It's hard to imagine a world without technology. But the more we come to depend on technology, the more we need to think about security, reliability and performance. Are your high-value digital assets protected? Is your private customer information secure? How about speed and availability? What happens if there is a natural disaster? In short, is your technology infrastructure up to the task?

THE SECURE INFRASTRUCTURE ADVANTAGE

Over the years, we have invested aggressively in the best people, technology and equipment to serve current and emerging needs. Now we have taken our technology solutions to the next level with an $8.5 million data center that provides the latest security, performance and reliability.

With a level-four rating, the center is built to exceptional security standards to best safeguard digital assets and protect against breaches of sensitive information. We back the highest standards of physical security with advanced technologies and disciplined processes to monitor and manage risk. Multiple redundancies for critical functions and automatically activated back-up systems protect digital assets and ensure reliable service – even after widespread power outages or violent acts of nature. Equipped with the latest in server, storage and networking technologies, the data center delivers exceptional speed and performance with availability approaching 100 percent.

Employees throughout our company who work with personally identifiable information are fully trained on proper handling procedures and applicable regulations. We complement our infrastructure and expertise with SOC 2 Type II, "secure printing" capabilities to offer turnkey solutions for medical, financial or any type of business with stringent data security needs.

GAIN

MORE SECURITY AND POWER

99.9%

Consolidated Graphics' state-of-the-art data center delivers availability approaching 100 percent.

GROW

MORE WITH A SERVICE-DRIVEN PARTNER

Consolidated Graphics' success stems from our conviction that we are, first and foremost, a service company and a partner in the success of our customers. With the financial strength to deliver on our promises and the resources to invest in the best people, equipment and technology, we support the growth of customers, wherever opportunity takes them.

OUR WORLD REVOLVES AROUND CUSTOMERS

In recent years, we've expanded internationally because customers asked us to do so. We now offer multi-site production and distribution on three continents, accessible to U.S. customers through a single point of contact at the local level. The unique value we have always offered domestically is now available to companies that need a trusted print partner to support international growth.

Our newest addition, CGX YAMAGATA Japan, offers the most advanced digital printing capabilities in Asia plus finishing and fulfillment services in close proximity to major Asian transportation centers in Tokyo and Nagoya. The joint venture expands on our strategic alliance with YAMAGATA Corporation and taps an extensive production footprint spanning 12 countries to provide a commerce portal to Asia for North American customers.

Strategically located in the Czech Republic, our Central European facility, CGX Prague, offers North American customers two-day shipping to most Euro Zone locations. One of the largest digital print operations in Europe, CGX Prague is equipped to handle virtually any digital print project or program including mailing, warehousing and fulfillment. Through in-region relationships, we also offer traditional offset and specialized capabilities to provide complete print management solutions throughout Europe.



BE M

Technology is advancing at lightning speed, offering innovations that promise new levels of efficiency as well as intriguing new possibilities to understand, engage and influence customers. Opportunities to gain a competitive advantage abound, but the options are overwhelming. What trends are emerging? Which technologies offer the greatest value? Who can I depend on? How can anybody keep up?

>70

Consolidated Graphics serves customers from more than 70 facilities in 27 states plus Canada, the Czech Republic and Japan.

110%

We give 110 percent to help customers be more than ever before.




Prague, Czech Republic
Gero, Japan
Technology Center
Business Locations

Unmatched in-house capabilities on three continents position Consolidated Graphics as a convenient, cost-effective sole-source print and technology partner.

"With the right partner, managing your print and fulfillment activities can drive immediate and significant savings. Consolidated Graphics has shown a sincere desire for Transamerica to succeed, and their commitment to process improvements, technology-based solutions and quality continues to create value for our organization."

Mike Mathies, Vice President, Marketing, Transamerica Capital, Inc.

DO MORE, GROW MORE

TRANSAMERICA CAPITAL

GETS A MILLION DOLLAR SOLUTION

THE OPPORTUNITY

Transamerica Capital, Inc. (TCI), a well-recognized financial services provider, was looking to improve its print and fulfillment management capabilities while maintaining its year over year growth.

Transamerica Capital understood that in order for the company to remain focused on what it does best, it needed to partner with a firm that had similar expertise in the print procurement supply chain – with the ability to integrate technology solutions to accommodate TCI's anticipated growth.

THE SOLUTION

After gaining a thorough understanding of TCI's products and needs as a foundation for helping to set objectives, the Consolidated Graphics team performed a detailed evaluation of the existing workflow. They then developed a single-source provider solution that would meet TCI's objectives and deliver results. Working within the requirements to make a seamless transition to the new, consolidated print production and fulfillment workflow, Consolidated Graphics:

- Consolidated print production and fulfillment from four vendors to one
- Seamlessly moved 15 tractor trailer loads of materials with no order interruption
- Integrated with TCI's existing customer relationship management and order entry system
- Implemented a print-on-demand solution
- Established an on-demand kitting and distribution process
- Implemented a scalable and flexible workflow

THE RESULT

The new model for managing print procurement and production produced immediate results, reducing print and fulfillment spending by $1.1 million in the first year, even as sales volumes grew. Spoilage and disposal decreased by 80 percent. The vastly reduced need for inventories cut average monthly warehousing costs by 70 percent, and the company virtually eliminated fulfillment errors.

ORE

THAN EVER BEFORE

THOUGHT LEADERS CONNECT AT EMERGE™

Now in its fourth year, Consolidated Graphics' annual emerge conference showcases the latest innovations in print, marketing and technology, presenting the full breadth of our products and services and underscoring our technology leadership. The three-day educational event drew 1,000 attendees from across the nation – customers, CGX representatives and strategic partners – to New Orleans to experience breakthrough technologies and gain ideas from some of the nation's most creative marketers. With renowned keynote speakers, targeted break-out sessions, and demonstrations of marketing, printing and technology innovations, emerge drew many senior-level decision makers from major companies. It is an investment that reflects our commitment to help customers be more than ever before.

LDP PRODUCES TECH-SAVVY TALENT

Perhaps the best investment we have ever made in the future of our company, Consolidated Graphics' multi-year Leadership Development Program (LDP) produces the industry's best talent. College educated, tech-savvy and highly trained in all facets of our business, LDP associates often directly support customers by working on-site at their locations. Now totaling nearly 550, LDP associates and graduates represent a rich resource for technology and print expertise that is always available to our customers. Graduates demonstrate the value of this outstanding program every day in their contributions and the key roles that they play. The LDP has produced 24 of our operating company presidents, more than one-third of the total.

"I love emerge – it's a unique sweet spot, in that the size is perfect. It's big enough that there's a cross section of folks from many different parts of the industry, who face the same challenges and opportunities, but from different directions."

Pete Wheelan, Chief Revenue Officer, Blurb

To Our Shareholders

Consolidated Graphics operates in an industry that is undergoing a transformation driven by advances in digital communications. Print is alive and well, but it is changing. Savvy marketers now tap the power of digital printing to deliver highly effective, personalized messages, and they combine print with digital communications for maximum impact.

Change of this magnitude presents short-term challenges, and that has certainly been true for our company. At the same time, the digital revolution we are seeing plays into the strategy we have been pursuing and the investments we have been making for many years. We have the technology and infrastructure to build market share in the new world that is emerging and the financial strength to stay the course to profitable, long-term growth.

PRINT IS ALIVE

While it's true that digital communications have encroached into areas that once were the exclusive domain of print – magazines, newspapers and books, for example – print is not one single industry. To understand the future for our company, you need to look at the niche that we dominate – high-quality commercial printing with a strong emphasis on custom, technology-based solutions for marketers.

Can you imagine building a brand or growing sales in a world without product brochures, point-of-purchase displays or direct mail? Our customers, which include some of the world's most successful companies, continue to view print as a key component of their marketing strategy, particularly when it is targeted, relevant and coupled with digital communications. That takes the right technology.

DIGITAL PRINT LEADER

Over the years, we have invested heavily to establish a technology leadership position. The majority of our technology investments have been dedicated to building the world's largest and most advanced integrated digital print platform.

Today, we have a fleet of more than 250 high-end digital presses on three continents including a total of five high-speed, inkjet web presses at four of our U.S. locations. We have the capacity

“Each year, customers come from across the nation to our emerge™ conference where they gain fresh ideas, experience our technology leadership and see the vast spectrum of our products and services, by far the broadest in our industry. This year, many customers approached me to say what an amazing company Consolidated Graphics is.”



to produce more than 400 million completely personalized, four-color pages per month. With lower costs and higher throughput than traditional digital, inkjet web technology extends our digital reach into the market for high-volume, variable-data needs such as insurance benefits documents, billing statements and customer loyalty programs.

Through our digital investments, we have tapped into a market that has continued to grow during a period of weakness for other segments of the industry. During 2012, we grew digital sales 7.2 percent to 18 percent of our total sales. We dedicated approximately half of our $57 million of net capital expenditures in 2012 to extend our technology advantage, which will serve us well as the economy and industry stabilize and digital print growth continues to outpace the industry as a whole.

TECHNOLOGY SOLUTIONS DELIVER VALUE

The perfect complement to our digital print capabilities, our WorkSmart Suite™ technology platform continues to grow in customer acceptance and applications. An end-to-end solution for online ordering, multi-channel marketing and digital asset management, WorkSmart Suite underscores our service philosophy by reducing costs, improving results and delivering the best overall value to customers.

In the year since we launched “Streamline,” an enhanced Web2Print tool that is at the heart of the WorkSmart Suite platform, we have increased the number of new customer sites by 24 percent. We now have more than 500 Web2Print sites, comprised of nearly 205,000 products and over 387,000 users. These sites deliver significant customer benefits while improving production efficiency for our companies and fostering long-term customer relationships.

We also launched a new WorkSmart Suite application during the year. "Publish," offered in the U.S. exclusively through a partnership with Blurb, the creative publishing and marketing platform, is ideal for limited-edition corporate projects ranging from commemorative books and highly customized brochures to portfolios and product catalogs.

TECHNOLOGY INFRASTRUCTURE

In the last two years, we have made investments to back our digital print and technology solutions with powerful technology infrastructure. This year, we opened an $8.5 million data center that offers the latest in security, performance and reliability for our customers. With a level-four rating, the center provides best-in-class physical and data security plus multiple redundancies that ensure uptime approaching 100 percent, even after widespread power outages or natural disasters.

EARNINGS REFLECT MARKET CONDITIONS

Our financial results reflected a challenging economy and soft demand from our customers. Revenue for 2012 totaled $1.0 billion, down less than 1 percent from 2011 as acquisition-related sales partially offset a decline in same-store sales and a decline in election-related business. Increased costs, which included technology investments, reduced our adjusted operating income to $50.8 million* or 4.9 percent of revenue. Adjusted net income and diluted earnings per share were $28.9 million* and $2.70*, respectively, compared to $42.4 million* and $3.65* the prior year. We are adjusting our cost structure to bolster profit margins in a challenging environment.

On a positive note, our balance sheet is one of the strongest in our industry, and our cash flow remains strong. We generated free cash flow of $51.4 million* during 2012, bringing the total for the past three years to $227.5 million*.

The migration from offset to digital generally has a positive impact on profit margins but creates efficiencies that reduce sales volume. This phenomenon is expected to continue across the industry providing long-term opportunities to leverage our technology to capture market share.

EXPANDING IN ASIA

Another way for us to capture market share is through acquisitions, including international expansion to serve our multinational customers. Through a joint venture with YAMAGATA, our strategic partner in Asia for several years, we gained a 51-percent stake in a print facility located in Gero, Japan. CGX YAMAGATA Japan is one of the most advanced digital printing facilities in Asia. The partnership also provides our customers based in North America with a commerce portal to Asia, tapping YAMAGATA's extensive print production capabilities across 12 countries including China, Thailand, Malaysia and India.

The YAMAGATA joint venture is a textbook example of our international strategy. First and foremost, we are expanding into areas where our customers have needs. We enter new regions with a partnership that allows us to test the market and gain a foothold before taking a larger position.

MORE

"The digital revolution we are seeing plays into the strategy we have been pursuing and the investments we have been making for many years. We have the technology and infrastructure to build market share in the new world that is emerging and the financial strength to stay the course to profitable, long-term growth."

AN AMAZING COMPANY

Each year, customers come from across the nation to our emerge conference where they gain fresh ideas, experience our technology leadership and see the vast spectrum of our products and services, by far the broadest in our industry. This year, many customers approached me to say what an amazing company Consolidated Graphics is.

While I am disappointed in our 2012 financial results, one year does not define our company. I believe that we truly are an amazing company, and I'm excited about our future. Our business strategy is sound, and we have made great strides in executing it. We are financially strong, able to stay the course and committed to investing to extend our competitive advantage.

I greatly appreciate the loyalty and support of our customers, shareholders and amazing employees. I am convinced that the investments we are making today will translate into increased market share and profitable growth in the future.

Joe R. Davis

JOE R. DAVIS
Chairman and Chief Executive Officer

**Adjusted operating income, adjusted operating margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures (Unaudited)" on pages 59–61 of this Annual Report for a reconciliation to the most directly comparable financial measures calculated and presented in accordance with United States GAAP.*

2012 Financial Highlights

($ IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2012	2011	2010
For the Year:[1]			
Sales	$ 1,045.2	$ 1,054.0	$ 990.9
Adjusted EBITDA	122.9	143.3	117.7
Adjusted net income	28.9	42.4	25.5
Adjusted diluted earnings per share	2.70	3.65	2.23
Free cash flow	51.4	36.3	139.8
At Year End:			
Working capital	$ 71.3	$ 63.1	$ 48.4
Total assets	681.9	698.5	687.2
Long-term debt, net of current portion	140.2	154.2	159.3
Total shareholders' equity	273.7	297.4	269.4

[1] Adjusted EBITDA, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures (Unaudited)" on pages 59-61 of this Annual Report for a reconciliation to the most directly comparable financial measures calculated and presented in accordance with United States GAAP.

Comparison of Cumulative Five-Year Total Return*



$150
100
50
0
07
08
09
10
11
12
Consolidated Graphics, Inc.
S&P 1500 Commercial Printing Index
S&P 500 Index
S&P SmallCap 600 Index

* The graph of Cumulative Five-Year Total Return is based on historical data and is not necessarily indicative of future performance.

Total Return to Shareholders

(Includes reinvestment of dividends)

	ANNUAL RETURN PERCENTAGE YEAR ENDED				
COMPANY / INDEX	MAR 08	MAR 09	MAR 10	MAR 11	MAR 12
Consolidated Graphics, Inc.	(24.31)	(77.31)	225.55	31.92	(17.17)
S&P 500 Index	(5.08)	(38.09)	49.77	15.65	8.54
S&P 1500 Commercial Printing Index	(20.42)	(70.98)	191.09	6.13	(23.19)
S&P SmallCap 600 Index	(10.61)	(38.06)	64.00	25.27	5.03

		INDEXED RETURNS YEAR ENDED				
COMPANY / INDEX	BASE PERIOD MAR 07	MAR 08	MAR 09	MAR 10	MAR 11	MAR 12
Consolidated Graphics, Inc.	100	75.69	17.18	55.92	73.77	61.11
S&P 500 Index	100	94.92	58.77	88.02	101.79	110.48
S&P 1500 Commercial Printing Index	100	79.58	23.10	67.23	71.35	54.80
S&P SmallCap 600 Index	100	89.39	55.37	90.81	113.75	119.47

+ > ↑ %

Over the years, Consolidated Graphics has kept customers ahead of the curve, reading market trends, identifying emerging needs and investing aggressively to serve and support them. We have the financial strength to deliver on our promises and continue providing the best technology, equipment and people so customers will get more, do more and be more than ever before.

2012 Financials

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of our Company and the notes thereto included elsewhere in this Annual Report:

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31				
	2012	2011	2010	2009	2008
Income Statement Data					
Sales	$ 1,045,195	$ 1,054,040	$ 990,861	$ 1,145,146	$ 1,095,388
Cost of sales	801,088	795,991	770,075	874,711	812,401
Gross profit	244,107	258,049	220,786	270,435	282,987
Selling expenses	90,765	91,626	91,378	105,688	106,952
General and administrative expenses	105,529	95,185	88,091	95,261	78,804
Goodwill impairment charge	1,984	–	6,134	83,324	–
Other charges	18,786	(1,945)	7,210	17,350	–
Other expense (income), net	294	237	357	(809)	(3,064)
Operating income (loss)	26,749	72,946	27,616	(30,379)	100,295
Interest expense, net	6,291	7,612	9,592	14,995	12,020
Income (loss) before taxes	20,458	65,334	18,024	(45,374)	88,275
Income tax expense (benefit)	6,356	23,922	3,936	(5,804)	28,951
Net income (loss)	$ 14,102	$ 41,412	$ 14,088	$ (39,570)	$ 59,324
Earnings (loss) per share					
Basic	$ 1.33	$ 3.63	$ 1.26	$ (3.55)	$ 4.76
Diluted	$ 1.32	$ 3.57	$ 1.23	$ (3.55)	$ 4.63

(IN THOUSANDS)	MARCH 31				
	2012	2011	2010	2009	2008
Balance Sheet Data					
Working capital	$ 71,331	$ 63,099	$ 48,364	$ 109,433	$ 138,250
Property and equipment, net	377,055	388,681	380,708	430,519	421,347
Goodwill	24,847	27,124	24,226	29,436	102,423
Total assets	681,909	698,483	687,235	765,208	872,663
Long-term debt, net of current portion	140,150	154,161	159,321	287,164	362,448
Total shareholders' equity	273,701	297,361	269,426	250,464	279,793

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those referenced in "Forward-looking Statements."

OVERVIEW

Our Company is one of North America's leading general commercial printing and print-related companies, with 70 printing businesses across 27 states, Toronto, Prague and Gero, Japan. In connection with our traditional print services, we also provide our customers fulfillment and mailing services, digital technology solutions and e-commerce capabilities.

We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a large, national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

Internal Sales Growth – We seek to use our competitive advantages to expand market share. We continually seek to hire additional sales professionals, invest in new equipment and technology, expand our national accounts program, develop new and expanded digital technology-based print-related services and provide sales training and education about our breadth of capabilities and services to our sales professionals.

Disciplined Acquisition Program – We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for integration into one of our existing businesses.

Cost Savings – Because of our size and extensive geographic footprint, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

Best Practices/Benchmarking – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

Leadership Development – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. We also maintain centralized treasury, risk management, legal, tax, internal audit and consolidated financial reporting activities.

Our sales are derived from providing commercial printing and print-related services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) technology solutions that enable our customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) crossmedia capabilities allowing our customers to supplement the message of their printed materials through other media, such as the internet, email or text messaging. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, trading cards, photo products such as calendars and photo books, catalogs and training manuals.

Most of our sales are generated by individual orders through commissioned sales personnel. We predominately recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of products and services we provide. As such, it is difficult for us to predict, with any high degree of certainty, the number, size and profitability of printing services that we expect to provide for more than a few weeks in advance. Our revenues, however, tend to be strongest in the quarter ended December. Revenues tend to be seasonally weaker in the June quarter. Sales from election-related print business tend to be higher every other year, including years in which national elections are held.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing project we are awarded. As a result, changes in paper pricing are typically passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, utilities, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff, including stock-based compensation, as well as office rent, communications expenses, various professional services, depreciation charges and amortization of identifiable intangible assets.

RESULTS OF OPERATIONS

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	Year Ended March 31					
	(In millions)			(As a percentage of sales)		
	2012	2011	2010	2012	2011	2010
Sales	$ 1,045.2	$ 1,054.0	$ 990.9	100.0%	100.0%	100.0%
Cost of sales	801.1	796.0	770.1	76.6	75.5	77.7
Gross profit	244.1	258.0	220.8	23.4	24.5	22.3
Selling expenses	90.7	91.6	91.4	8.7	8.7	9.2
General and administrative expenses	105.5	95.2	88.1	10.1	9.0	8.9
Goodwill impairment charge	2.0	-	6.1	.3	-	.6
Other charges	18.8	(1.9)	7.2	1.8	(.1)	.7
Other expense	.3	.1	.4	-	-	.1
Operating income	26.8	73.0	27.6	2.5	6.9	2.8
Interest expense, net	6.3	7.7	9.6	.6	.7	1.0
Income before taxes	20.5	65.3	18.0	1.9	6.2	1.8
Income tax expense	6.4	23.9	3.9	.6	2.3	.4
Net income	$ 14.1	$ 41.4	$ 14.1	1.3%	3.9%	1.4%

Our sales and expenses during fiscal year 2012 were impacted by the acquisition of the assets of one printing business. In accordance with the acquisition method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions. This revenue impact is referred to below as the "impact of acquisitions." We refer to revenue growth or decline, excluding the effect of revenues contributed by acquisitions and election-related business, in the most recent or prior fiscal year as "internal" or "same-store" sales growth or decline.

Analysis of Consolidated Income Statements for Fiscal Year 2012 as Compared to Fiscal Year 2011

Sales for 2012 declined $8.8 million, or 1%, to $1.05 billion. The decline in sales was due to a 1.4% decline in same-store sales, and a decline in election-related business, partially offset by the impact of acquisitions.

Gross profit for 2012 declined by $13.9 million, or 5%, to $244.1 million from $258.0 million in 2011 due to lower sales and lower gross profit margins. Gross profit margin (gross profit divided by revenues) declined to 23.4% in 2012 compared to 24.5% in 2011 as a result of a less favorable selling price environment and higher fixed costs as a percentage of revenue, such as facilities and depreciation, due in large part to our technology investments.

Selling expense for 2012 declined $0.9 million, or 1%, to $90.7 million from $91.6 million in 2011. The decrease was attributable to lower sales commissions resulting from lower sales. As a percentage of sales, selling expenses were 8.7% in both years.

General and administrative expenses for 2012 increased $10.3 million, or 11%, to $105.5 million from $95.2 million in 2011. This increase primarily resulted from higher employee costs, and higher depreciation expenses. Both these increases related primarily to technology investments. As a percentage of sales, general and administrative expenses increased to 10.1% in fiscal 2012 compared to 9.0% in fiscal 2011.

A goodwill impairment charge of $2.0 million was recorded for the fiscal year ended March 31, 2012.

Other charges of $18.8 million for 2012 included charges related to multi-employer pension plan withdrawals of $16.8 million and long-lived asset impairment charges of $2.0 million. Other charges for 2011 included a $5.7 million gain resulting from the settlement of litigation for an amount lower than previously recognized, partially offset by a $1.0 million charge for the cost of withdrawing from a multi-employer pension plan and various asset impairment charges.

Other expense and other income consists of foreign currency transaction losses and gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries.

Net interest expense for 2012 declined $1.4 million, or 18%, to $6.3 million from $7.7 million in 2011, due to lower interest rates on fixed rate debt. Total debt declined from $170.1 million at March 31, 2011 to $163.7 million at March 31, 2012.

Income tax expense for 2012 was $6.4 million, reflecting an overall effective income tax rate of 31.1% as compared to an effective tax rate of 36.6% in fiscal 2011. In fiscal 2012, the effects of credits related to income tax uncertainties, due to the expiration of certain statutes of limitations, had a larger impact on the effective income tax rate due to lower pre-tax book income.

Analysis of Consolidated Income Statements for Fiscal Year 2011 as Compared to Fiscal Year 2010

Sales for 2011 increased $63.2 million, or 6%, to $1.05 billion from $990.9 million in 2010. The increase in sales was primarily due to higher election-related print business, the impact of acquisitions and a 2% year-over-year increase in same-store sales.

Gross profit for 2011 increased by $37.3 million, or 17%, to $258.0 million from $220.8 million in 2010. The increase in gross profit was due to the 6% increase in sales and an increase in our gross profit margin. Gross profit margin (gross profit divided by revenues) increased to 24.5% for 2011 from 22.3% for 2010 as a result of lower labor costs, higher scrap paper recycling income and fixed costs, such as depreciation, decreasing or not increasing as much as sales.

Selling expense for 2011 increased $0.2 million, or 0.3%, to $91.6 million from $91.4 million in 2010. As a percentage of sales, selling expenses decreased to 8.7% in the current year as compared to 9.2% for the prior year primarily as a result of lower compensation expense.

General and administrative expenses for 2011 increased $7.1 million, or 8%, to $95.2 million from $88.1 million in 2010. This increase primarily resulted from increased investments in staff within our information technology group and new software licenses, offset by lower stock-based compensation and bad debt expense. As a percentage of sales, general and administrative expenses increased to 9.0% in fiscal 2011 compared to 8.9% in fiscal 2010.

Other charges, which increased operating income, in total, $1.9 million for 2011, includes a $5.7 million gain resulting from the settlement of litigation for an amount lower than previously recognized, partially offset by a $1.0 million charge for the cost of withdrawing from a multi-employer pension plan and various asset impairment charges. The previously disclosed litigation settled an isolated dispute between the Company and the former employer of an existing sales employee.

Other expense and other income consists of foreign currency transaction losses and gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries.

Net interest expense for 2011 declined $1.9 million, or 20%, to $7.7 million from $9.6 million in 2010, due to a lower level of average debt outstanding and lower interest rates on floating rate bank debt. Total debt declined from $181.6 million at March 31, 2010 to $170.1 million at March 31, 2011.

Income tax expense for 2011 was $23.9 million, reflecting an overall effective income tax rate of 36.6% as compared to an effective tax rate of 21.8% in fiscal 2010. In fiscal 2010, the effects of credits for income tax uncertainties, due to the expiration of certain statutes of limitations, and non-deductible expenses had a larger impact on the effective income tax rate due to lower pre-tax book income.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations and borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, payment of principal and interest on outstanding debt obligations, repurchases of our common stock and for working capital requirements. Various components of our statement of cash flows are as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto included elsewhere in this Annual Report:

	YEAR ENDED MARCH 31		
(IN MILLIONS)	**2012**	2011	2010
Net cash provided by operating activities	**$ 108.2**	$ 101.2	$ 156.8
Acquisitions of businesses, net of cash acquired	**(3.4)**	(7.2)	(2.9)
Capital expenditures net of proceeds from asset dispositions	**(56.8)**	(64.8)	(17.0)
Net payments under bank credit facilities	**(14.1)**	(5.5)	(104.8)
Net proceeds/(payments) on term equipment notes and other debt	**7.9**	(8.3)	(31.1)
Payments to repurchase and retire common stock	**(43.8)**	(27.8)	-
Purchase of remaining interest in consolidated subsidiary	**-**	-	(5.5)
Proceeds from exercise of stock options, including excess tax benefit	**4.3**	9.6	1.3

Additionally, our cash position, working capital and debt obligations as of March 31, 2012, 2011 and 2010 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto included elsewhere in this Annual Report:

	MARCH 31		
(IN MILLIONS)	**2012**	2011	2010
Cash and cash equivalents	**$ 6.1**	$ 3.7	$ 6.7
Working capital	**71.3**	63.1	48.4
Total debt	**163.7**	170.1	181.6

Net cash provided by operating activities increased by $7.0 million for fiscal 2012 compared to fiscal 2011. This increase was due primarily to a decrease in net income and a decrease in deferred income taxes, offset by an increase in other charges and working capital items. Significant changes in working capital include accounts receivable, accounts payable, accrued liabilities and income taxes payable. During fiscal 2012, we placed in-service $60.0 million in new technology, equipment and real estate.

We believe that our cash flow provided by operations, combined with new borrowings, will be adequate to cover our fiscal 2013 working capital needs, debt service requirements, common share repurchase program and planned capital expenditures, including acquisitions of printing businesses.

In May 2011, we acquired the assets of The EGT Group, Inc. located in Detroit, Michigan.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon prevailing market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us. We expect to fund future acquisitions through cash flow provided by operations and/or additional borrowings under our primary bank credit facility. We have, however, in the past, issued our common stock as purchase price consideration in some of our acquisitions and may do so again in the future.

Our Board of Directors previously authorized a $100.0 million share repurchase program. On February 6, 2012, our Board of Directors authorized the purchase of up to an additional $70.0 million of the Company's common shares under the current share repurchase program. The amended $170.0 million share repurchase program will expire on September 30, 2013, and enables us to repurchase shares of our common stock in open-market purchases, as well as privately negotiated transactions, pursuant to applicable securities regulations, and subject to the terms of our primary credit facility, market conditions and other factors. Our Board of Directors may modify, suspend, extend or terminate the program at any time. We expect to fund any additional repurchases under such program through cash flow provided by operations or additional borrowings under our primary credit facility. During the year ended March 31, 2012, we repurchased 1,023,098 shares of our common stock for a total cost of $43.8 million. Remaining authorization under the amended share repurchase program at May 30, 2012 was $93.2 million.

Debt Obligations

For information with respect to our existing debt obligations with our lenders, as well as the available credit under our existing credit facilities, refer to Note 5 - Long-term Debt of the financial statements contained in this Annual Report.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

As of March 31, 2012, the scheduled maturity of our contractual obligations is as follows:

(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Debt obligations[1]	**$ 163.7**	$ 23.6	$ 125.7	$ 12.9	$ 1.5
Operating lease obligations	**73.9**	18.4	25.9	13.7	15.9

[1] Includes all long-term debt, including the current portion of long-term debt on the face of the balance sheet as of March 31, 2012.

Operating Leases - We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of Credit - We had letters of credit outstanding as of March 31, 2012 totaling $6.8 million. All of these letters of credit were issued pursuant to the terms of our primary bank facility, which expires October 6, 2014.

Insurance Programs - We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured for most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued loss estimates are reasonable, significant differences related to the items noted above could materially affect our risk exposure, insurance coverage and future expense.

CRITICAL ACCOUNTING POLICIES

We have identified our critical accounting policies based on the following factors - significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Revenue Recognition - We primarily recognize revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into our fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Revenue from distribution services is recognized when the services are provided. Because printed products manufactured for our customers are customized based upon the customer's specifications, product returns are insignificant. Revenue is recognized net of sales taxes.

Receivables, Net of Valuation Allowance - Accounts receivable at March 31, 2012 were $162.1 million, net of a $3.2 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of aging of receivables, historical experience and the current economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by a contraction in the U.S. economy or other factors beyond our control. Changes in our estimates of collectability could have a material adverse effect on our consolidated financial condition or results of operations.

Impairment of Goodwill - We evaluate the carrying value of our goodwill as of each fiscal year end, or at any time that management becomes aware of an indication of potential impairment. Under the applicable accounting standards, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of the events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we are required to perform the first step of the two-step impairment test. In the first step, we determine fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA"), multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2012, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit, we must perform a second step to measure the amount of impairment. This second step involves estimating the fair value of identifiable tangible and intangible assets and determining an implied value of goodwill. To the extent the implied value of goodwill is less than the carrying value of goodwill for a particular reporting unit, we are required to record an impairment charge. The process of determining the fair values of assets and liabilities can involve a considerable degree of estimation.

Impairment of Long-lived Assets - We evaluate long-lived assets, including property, plant and equipment, and intangible assets (other than goodwill and intangible assets with indefinite lives) whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then the need for impairment exists. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance Liabilities - We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claims matters which occurred in a prior period.

Accounting for Income Taxes - As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, to account for uncertain tax positions, we use a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in our consolidated financial statements.

Accounting for Acquisitions - The allocations of purchase price to acquired assets and liabilities are initially based on estimates of fair value and are revised if and when additional information concerning certain asset and liability valuations we are waiting for at the time of the initial allocations is obtained, provided that such information is received no later than one year after the date of acquisition. In addition, when appropriate, we retain an independent third-party valuation firm to assist in the identification, valuation and determination of useful lives of identifiable intangible assets in connection with our acquisitions.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments to manage market risk or that could expose us to other market risk. We are exposed to market risk in interest rates related primarily to our debt obligations, which as of March 31, 2012, include $66.9 million of fixed rate debt and $96.8 million of variable rate debt. A 1.0% increase in the interest rate on our variable rate debt would change our interest expense by approximately $1.0 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2012:

($ IN MILLIONS)	2013	2014	2015	2016	2017	THEREAFTER	TOTAL	ESTIMATED FAIR VALUE AT MARCH 31, 2012
Fixed Rate Debt:								
Amount	$ 20.6	$ 18.5	$ 13.4	$ 10.5	$ 2.4	$ 1.5	**$ 66.9**	**$ 68.0**
Average interest rate	3.89%	3.63%	3.68%	3.68%	3.21%	3.29%	**3.71%**	
Variable Rate Debt:								
Amount	$ 3.0	$ -	$ 93.8[1]	$ -	$ -	$ -	**$ 96.8**	**$ 96.8**
Average interest rate	.40%	-	2.16%	-	-	-	**2.11%**	

[1] Includes $3.0 million denominated in Canadian dollars.

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	MARCH 31 2012	2011
Assets		
Current assets		
Cash and cash equivalents	$ 6,065	$ 3,710
Accounts receivable, net	162,093	171,779
Inventories	54,129	50,888
Prepaid expenses	14,976	13,447
Deferred income taxes	16,552	10,787
Total current assets	253,815	250,611
Property and equipment, net	377,055	388,681
Goodwill	24,847	27,124
Other intangible assets, net	15,623	19,376
Other assets	10,569	12,691
	$ 681,909	$ 698,483
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 23,596	$ 15,911
Accounts payable	90,392	90,100
Accrued liabilities	68,496	81,501
Total current liabilities	182,484	187,512
Long-term debt, net of current portion	140,150	154,161
Other liabilities	31,523	13,820
Deferred income taxes, net	54,051	45,629
Total liabilities	408,208	401,122
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 10,239,819 and 11,072,053 issued and outstanding	102	110
Additional paid-in capital	161,914	170,547
Retained earnings	109,832	123,990
Accumulated other comprehensive income	1,853	2,714
Total shareholders' equity	273,701	297,361
	$ 681,909	$ 698,483

See accompanying Notes to Consolidated Financial Statements.

Consolidated Income Statements

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2012	2011	2010
Sales	$ 1,045,195	$ 1,054,040	$ 990,861
Cost of sales	801,088	795,991	770,075
Gross profit	244,107	258,049	220,786
Selling expenses	90,765	91,626	91,378
General and administrative expenses	105,529	95,185	88,091
Goodwill impairment charge	1,984	-	6,134
Other charges	18,786	(1,945)	7,210
Other expense	294	237	357
Operating income	26,749	72,946	27,616
Interest expense	6,387	7,713	9,773
Interest income	(96)	(101)	(181)
Income before taxes	20,458	65,334	18,024
Income tax expense	6,356	23,922	3,936
Net income	$ 14,102	$ 41,412	$ 14,088
Basic earnings per share	$ 1.33	$ 3.63	$ 1.26
Diluted earnings per share	$ 1.32	$ 3.57	$ 1.23
Shares used to compute earnings per share			
Basic	10,592	11,416	11,169
Diluted	10,708	11,598	11,453

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, March 31, 2009	11,153	$ 111	$ 163,131	$ 87,806	$ (584)	$ 250,464
Net income	-	-	-	14,088	-	14,088
Other comprehensive income - currency translation adjustment, net of tax					1,910	1,910
Total comprehensive income						15,998
Exercise of stock options, including tax benefit	58	1	1,310	-	-	1,311
Share-based compensation expense	-	-	5,031	-	-	5,031
Purchase of remaining interest in a consolidated subsidiary	-	-	(3,378)	-	-	(3,378)
Balance, March 31, 2010	11,211	$ 112	$ 166,094	$ 101,894	$ 1,326	$ 269,426
Net income	-	-	-	41,412	-	41,412
Other comprehensive income - currency translation adjustment, net of tax					1,388	1,388
Total comprehensive income						42,800
Exercise of stock options, including tax benefit	417	4	9,590	-	-	9,594
Repurchase and retirement of common stock	(556)	(6)	(8,444)	(19,316)	-	(27,766)
Share-based compensation expense	-	-	3,307	-	-	3,307
Balance, March 31, 2011	11,072	$ 110	$ 170,547	$ 123,990	$ 2,714	$ 297,361
Net income	-	-	-	14,102	-	14,102
Other comprehensive (loss) - currency translation adjustment, net of tax					(861)	(861)
Total comprehensive income						13,241
Exercise of stock options, including tax benefit	191	2	4,249	-	-	4,251
Repurchase and retirement of common stock	(1,023)	(10)	(15,532)	(28,260)	-	(43,802)
Share-based compensation expense	-	-	2,650	-	-	2,650
Balance, March 31, 2012	10,240	$ 102	$ 161,914	$ 109,832	$ 1,853	$ 273,701

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEAR ENDED MARCH 31 2012	2011	2010
Operating Activities			
Net income	$ 14,102	$ 41,412	$ 14,088
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation	68,506	65,106	67,616
Amortization	3,593	3,574	3,734
Bad debt expense	970	102	974
Goodwill impairment charge	1,984	-	6,134
Other charges	18,786	(1,945)	7,210
Foreign currency (gain) loss	50	87	(422)
Deferred income taxes	2,711	12,059	(6,366)
Share-based compensation expense	2,650	3,307	5,031
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	11,498	2,179	6,191
Inventories	(2,761)	(666)	4,845
Prepaid expenses	(1,528)	(4,021)	8,056
Other assets	2,141	(4,886)	494
Accounts payable and accrued liabilities	(16,161)	(4,814)	30,153
Other liabilities	1,649	(909)	(68)
Income taxes payable	2	(9,422)	9,149
Net cash provided by operating activities	108,192	101,163	156,819
Investing Activities			
Acquisitions of businesses, net of cash acquired	(3,399)	(7,224)	(2,944)
Purchases of property and equipment	(59,965)	(68,752)	(24,195)
Proceeds from asset dispositions	3,209	3,905	7,163
Net cash used in investing activities	(60,155)	(72,071)	(19,976)
Financing Activities			
Proceeds from bank credit facilities	167,021	229,289	161,042
Payments on bank credit facilities	(181,092)	(234,787)	(265,839)
Proceeds from issuance of term equipment notes	24,052	25,508	-
Payments on term equipment notes and other debt	(16,123)	(33,820)	(31,120)
Payments to repurchase and retire common stock	(43,802)	(27,766)	-
Purchase of remaining interest in consolidated subsidiary	-	-	(5,500)
Proceeds from exercise of stock options, including excess tax benefit	4,251	9,594	1,311
Net cash used in financing activities	(45,693)	(31,982)	(140,106)
Effect of exchange rate changes on cash and cash equivalents	11	(141)	242
Net increase (decrease) in cash and cash equivalents	2,355	(3,031)	(3,021)
Cash and cash equivalents at beginning of year	3,710	6,741	9,762
Cash and cash equivalents at end of year	$ 6,065	$ 3,710	$ 6,741

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data and percentages)

BUSINESS

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries, referred to herein as the "Company") is a provider of commercial printing and print-related services with 70 printing businesses across 27 states, Toronto, Prague and Gero, Japan.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing, internal financial controls design and management information systems. The Company also maintains centralized treasury, risk management, legal, tax, internal audit and consolidated financial reporting activities.

The Company's sales are derived from providing commercial printing and print-related services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to its customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) technology solutions that enable its customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) crossmedia capabilities allowing its customers to supplement the message of their printed materials through other media, such as the internet, email or text messaging.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to its customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting purposes, rather each of its printing businesses is defined as a distinct reporting unit.

SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including depreciation of property and equipment and amortization or impairment of intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification and Other Corrections - Certain reclassifications of prior period data have been made to conform to the current period reporting. The Company has previously presented additions to construction-in-process as cash flows used in operating activities in the statement of cash flows until the assets were placed in-service, at which point they were reflected as investing activities. The Company has corrected the statement of cash flows to reflect all additions to construction-in-process as investing activities at the time of the related expenditure. As a result of this correction, the revised cash provided by operating activities and cash used in investing activities increased by $4,049 for the fiscal year ended March 31, 2010 as compared to what had been previously reported.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Pursuant to the Company's cash management system, the Company deposits cash into its bank accounts as checks written by the Company are presented to the bank for payment. Checks issued by the Company but not presented to the bank for payment are included in accounts payable and totaled $42,993 as of March 31, 2012 and $38,996 as of March 31, 2011.

Revenue Recognition and Accounts Receivable - The Company primarily recognizes revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into the Company's fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Revenue from distribution services is recognized when the services are provided. Because printed products manufactured for the Company's customers are customized based upon the customers specifications, product returns are not significant. Revenue is recognized net of sales taxes. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 7% of the Company's revenues in any of the years ended March 31, 2012, 2011 or 2010. The Company maintains an allowance for doubtful accounts based upon its evaluation of aging of receivables, historical experience and the current economic environment. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $3,246 and $3,657 at March 31, 2012 and 2011, respectively.

Inventories - Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. Raw materials consist of paper, ink, proofing materials, plates, boxes and other general supplies. Inventory values include the cost of purchased raw materials, labor and overhead costs. The carrying values of inventories are set forth below:

	MARCH 31	
	2012	2011
Raw materials	**$ 24,565**	$ 23,658
Work in progress	**21,345**	21,815
Finished goods	**8,219**	5,415
	$ 54,129	$ 50,888

Goodwill and Long-lived Assets - Goodwill totaled $24,847 at March 31, 2012 and represents the excess of the Company's purchase cost over the fair value of the net identifiable assets acquired, net of previously recorded amortization and impairment charges. Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

For the year ended March 31, 2012, the Company adopted Accounting Standards Update No. 2011-08 "Intangibles-Goodwill and Other" (Topic 350): Testing for Impairment ("ASU 2011-08"), which permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of the events or circumstances, an entity determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity is required to perform the first step of the two-step impairment test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value including goodwill. The Company estimates the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2012, based upon historical transactions in the printing industry). If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangible assets as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill in the "proforma" business combination accounting described above exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. A recognized impairment loss cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The Company recognized a non-cash, pre-tax impairment charge to its goodwill in the amount of $1,984 for the year ended March 31, 2012 and $6,134 for the year ended March 31, 2010. Tax benefits totaling $774 in 2012 and $2,392 in 2010 were recorded in connection with these impairments.

Goodwill is as follows:

	YEAR ENDED MARCH 31		
	2012	2011	2010
Beginning balance, gross	**$ 240,524**	$ 237,626	$ 236,702
Accumulated impairments	**(213,400)**	(213,400)	(207,266)
Beginning balance, net	**27,124**	24,226	29,436
Acquisitions	**(102)**	2,546	-
Foreign exchange translation	**(191)**	352	924
Impairment charges	**(1,984)**	-	(6,134)
Ending balance	**$ 24,847**	$ 27,124	$ 24,226

The Company compares the carrying value of long-lived assets, including property, plant and equipment, and intangible assets (other than goodwill or intangible assets with indefinite lives), to projections of future undiscounted cash flows attributable to such assets whenever events or changes in conditions indicate the carrying value may not be recoverable. In the event that the carrying value of any long-lived asset exceeds the projection of future undiscounted cash flows attributable to such asset, the Company records an impairment charge against income equal to the excess, if any, of the carrying value over the asset's fair value. The Company recorded impairments of $2,016 in 2012, $1,205 in 2011 and $3,973 in 2010, which are included in other charges in the consolidated income statements.

The net book value of other intangible assets at March 31, 2012 was $15,623. Other intangible assets consist primarily of the value assigned to such items as customer lists and trade names in connection with the allocation of purchase price for acquisitions and are generally amortized on a straight-line basis over periods of between 5 and 25 years. Such assets are evaluated for recoverability with other long-lived assets as discussed above. Amortization expense totaled $3,593 in 2012, $3,574 in 2011 and $3,734 in 2010. The Company's future amortization expense by fiscal year is as follows:

	2013	2014	2015	2016	2017
Amortization expense	$ 3,585	$ 3,252	$ 3,252	$ 2,148	$ 954

Accrued Liabilities - The significant components of accrued liabilities are as follows:

	MARCH 31	
	2012	2011
Compensation and benefits	**$ 26,920**	$ 32,095
Advances from customers	**10,066**	10,731
Other[1]	**17,815**	23,550
Manufacturing materials and services	**9,136**	9,943
Sales, property and other taxes	**4,559**	5,182
	$ 68,496	$ 81,501

[1] Other accrued liabilities include accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2012 and 2011 were individually greater than 5% of total current liabilities in those years.

Litigation Charge - In late fiscal 2009, a jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17,000 was accrued in the fiscal 2009 consolidated financial statements. In fiscal 2010, the Company accrued additional charges to reflect the actual damages, fees and other costs included in the order entered by the judge. In fiscal 2011, the Company settled the litigation for an amount lower than previously recognized and reduced the litigation charge by $5.7 million. (See Note 7 - Commitments and Contingencies).

Income Taxes - The provision for income taxes includes federal, state and foreign income taxes which are currently payable or deferred based on current tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax bases of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The Company is subject to audit by taxing authorities and these audits occasionally result in proposed assessments which may result in additional tax liabilities and, in some cases, interest and penalties. The Company recognizes a tax position in its financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. The recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The Company has a reserve for unrecognized tax benefits related to uncertain tax positions. The Company adjusts the reserve upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement, or upon the expiration of the statute of limitations relating to such tax positions, in the period in which such event occurs. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in the financial statements.

Supplemental Cash Flow Information - The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. The Company paid cash for interest totaling $6,389, $7,797 and $9,636 for the years ended March 31, 2012, 2011 and 2010, respectively. The Company paid cash for income taxes, net of refunds, totaling $2,857 and $17,521 for the years ended March 31, 2012 and 2011, respectively. The Company received an income tax refund, net of taxes paid, totaling $7,036 for the year ended March 31, 2010.

Other Information

Earnings Per Share – Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares, dilutive stock options and restricted stock unit awards outstanding using the treasury stock method. Earnings per share are set forth below:

	YEAR ENDED MARCH 31		
	2012	2011	2010
Numerator			
Net income	**$ 14,102**	$ 41,412	$ 14,088
Denominator			
Weighted average number of common shares outstanding	**10,591,642**	11,416,002	11,168,665
Dilutive options and awards	**115,886**	182,146	284,720
Diluted weighted average number of common shares outstanding	**10,707,528**	11,598,148	11,453,385
Net earnings per share			
Basic	**$ 1.33**	$ 3.63	$ 1.26
Diluted	**$ 1.32**	$ 3.57	$ 1.23

Diluted net earnings per share take into consideration the dilutive effect of certain unvested restricted stock unit awards and unexercised stock options. For the years ended March 31, 2012, 2011 and 2010, options to purchase 866,300, 881,341 and 1,093,987 shares of common stock, respectively, were outstanding but not included in the computation of diluted net earnings per share because the inclusion would have an anti-dilutive effect.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the recorded values of its variable rate debt obligations, which totaled $96,793 and $111,249 at March 31, 2012 and 2011, respectively, approximated their fair values. The Company believes that the recorded values of its fixed rate debt obligations, which totaled $66,953 and $58,823 at March 31, 2012 and 2011, respectively, approximated their fair values. Estimates of fair value are based on estimated interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held with large, well-known financial institutions.

Share-based Compensation - The Company accounts for share-based compensation by measuring the cost of the employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. In addition, to the extent that the Company receives an excess tax benefit upon exercise of an award, such benefit is reflected as cash flow from financing activities in the consolidated statement of cash flows.

Foreign Currency - Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at period-end exchange rates. Income and expense items are translated at the average monthly exchange rates. The effects of period-end translation are included as a component of Accumulated Other Comprehensive Income (Loss) in the consolidated statements of shareholders' equity. The net foreign currency transaction loss related to the revaluation of certain transactions denominated in currencies other than the reporting unit's functional currency totaled $294, $237 and $357 in fiscal 2012, 2011 and 2010, respectively, and is recorded in Other Expense on the consolidated income statements.

Accumulated Other Comprehensive Income (Loss) - Accumulated Other Comprehensive Income (Loss) is comprised of foreign currency translation adjustments.

Geographic Information - Revenues of the Company's subsidiaries operating outside the United States were $58,041, $55,956 and $49,980 in fiscal 2012, 2011 and 2010, respectively, and long-lived assets were $36,233 and $35,700 as of March 31, 2012 and 2011, respectively.

ACQUISITIONS

Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition.

In fiscal 2012, the Company paid cash totaling $3,162 and assumed liabilities totaling $3,142 to acquire the assets of one printing business and $237 to satisfy liabilities in connection with a prior year acquisition.

In fiscal 2011, the Company paid cash totaling $7,224 and assumed liabilities totaling $8,279 to acquire the assets of two printing businesses.

In fiscal 2010, the Company paid cash totaling $2,194 to acquire certain assets of two printing businesses and $750 to satisfy liabilities in connection with a prior period acquisition. In addition, the Company paid cash totaling $5,500 to acquire the remaining interest in a consolidated subsidiary. The purchase price of $5,500 plus transaction costs were recorded directly to Shareholders' Equity, net of a deferred tax benefit of $2,160.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

DESCRIPTION	MARCH 31 2012	MARCH 31 2011	ESTIMATED LIFE IN YEARS
Land	**$ 15,717**	$ 15,786	-
Buildings and leasehold improvements	**134,297**	125,066	5-30
Machinery and equipment	**610,770**	582,702	3-20
Computer equipment and software	**58,182**	41,138	2-5
Furniture, fixtures and other	**21,738**	40,083	2-7
	840,704	804,775	
Less - accumulated depreciation	**(463,649)**	(416,094)	
	$ 377,055	$ 388,681	

Depreciation expense related to the Company's property and equipment totaled $68,855 in 2012, $65,323 in 2011 and $66,427 in 2010.

LONG-TERM DEBT

The following is a summary of the Company's long-term debt as of:

	MARCH 31	
	2012	2011
Bank credit facilities	$ 93,793	$ 108,049
Term equipment notes	65,310	57,180
Other	4,643	4,843
	163,746	170,072
Less - current portion	(23,596)	(15,911)
	$ 140,150	$ 154,161

The Company's current credit agreement (the "Credit Agreement") provides up to $285,000 in revolving credit and has a maturity date of October 6, 2014. At March 31, 2012, outstanding borrowings under the Credit Agreement were $85,000 and accrued interest at a weighted average rate of 2.1%.

Under the terms of the Credit Agreement, the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. In order to repurchase Company common stock under the terms of the Credit Agreement, the Company must (1) demonstrate compliance on a proforma basis, giving effect to such repurchase with the financial covenants set forth in the Credit Agreement, and (2) have a Leverage Ratio (Debt divided by EBITDA, as defined in the Credit Agreement) not exceeding 2.50 to 1.00 on a proforma basis after giving effect to such repurchase. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. The collateral also secures, on a pari passu basis, the obligations under the A&B Credit Facility and the Auxiliary Bank Facilities described below. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either LIBOR plus a margin of 1.375% to 2.75%, or an alternate base rate (based upon the greater of (i) the administrative agent bank's prime lending rate, (ii) the sum of the LIBOR rate for a one-month interest period plus 1.50% or (iii) the sum of the Federal Funds effective rate plus 0.5% per annum) plus a margin of 0.0% to 1.25%. The Company is also required to pay an annual commitment fee ranging from 0.25% to 0.5% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2012, the applicable margin on LIBOR-based loans was 1.875%, the applicable margin on alternative base rate loans was 0.375% and the applicable commitment fee was 0.25%.

The Company is subject to certain covenants and restrictions, including limitations on additional indebtedness it may incur in the future, and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2012. In the event the Company is unable to remain in compliance with the Credit Agreement covenants and financial tests contained in the Credit Agreement in the future, the Company's lenders would have the right to declare it in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event the Company was unable to obtain a waiver from its lenders or renegotiate or refinance these obligations, a material adverse effect on the ability of the Company to conduct its operations in the ordinary course would likely result.

The Company also maintains a secured credit facility (the "A&B Credit Facility") which provides revolving credit for its Canadian subsidiary, Annan & Bird Lithographers, Inc., available for both U.S. dollar and Canadian dollar loans not to exceed in the aggregate $25,000 (U.S. equivalent). At March 31, 2012, outstanding borrowings were $5,008 (U.S. equivalent) which accrued interest at a weighted average rate of 2.8%. The A&B Credit Facility contains many of the same covenants and restrictions contained in the Credit Agreement. Additionally, a default by the Company under the Credit Agreement constitutes a default under the A&B Credit Facility and vice versa.

In addition, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities"). Each Auxiliary Bank Facility is secured and has a maximum borrowing capacity of $5,000. One facility expires in December 2012 while the other facility expires in October 2014. At March 31, 2012, outstanding borrowings under the Auxiliary Bank Facilities totaled $3,785 and accrued interest at a weighted average rate of 2.2%. Because the Company currently has the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facility expiring in December 2012, such borrowings are classified as long-term debt in the accompanying condensed consolidated balance sheet at March 31, 2012. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2012, outstanding borrowings under term equipment notes totaled $65,310 and carried interest rates between 2.8% and 4.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to seven years from the date of issuance, and are secured by certain equipment of the Company. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes. Most of the term equipment notes cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2012, other debt obligations totaled $4,643 and provided for principal payments plus interest (fixed and variable rates) for defined periods up to 16 years from the date of issuance. The Company does not have any significant financial covenants or restrictions associated with these other debt obligations.

As of March 31, 2012, the Company's available credit under existing credit facilities was $219,444.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are:

	2013	2014	2015	2016	2017	THEREAFTER
Debt obligations	$ 23,596	$ 18,530	$ 107,179	$ 10,571	$ 2,385	$ 1,485

INCOME TAXES

Income before income taxes for the years ended March 31 were as follows:

	YEAR ENDED MARCH 31		
	2012	2011	2010
Domestic	**$ 10,759**	$ 54,138	$ 10,160
Foreign	**9,699**	11,196	7,864
Income before taxes	**$ 20,458**	$ 65,334	$ 18,024

The provision for income taxes is comprised of the following:

	YEAR ENDED MARCH 31		
	2012	2011	2010
Current			
Federal	**$ 1,206**	$ 7,909	$ 8,098
State	**96**	1,406	837
Foreign	**2,382**	2,455	1,617
Current income taxes	**3,684**	11,770	10,552
Deferred			
Federal	**2,613**	9,785	(5,548)
State	**255**	2,215	(1,552)
Foreign	**(196)**	152	484
Deferred income taxes	**2,672**	12,152	(6,616)
Income tax expense	**$ 6,356**	$ 23,922	$ 3,936

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	YEAR ENDED MARCH 31		
	2012	2011	2010
Provision at the federal statutory rate	**$ 7,160**	$ 22,866	$ 6,309
Non-deductible expenses	**971**	1,309	961
Adjustment to unrecognized tax benefits	**(581)**	(1,294)	(1,007)
State income taxes, net of federal income tax effect	**364**	2,590	(505)
Foreign income taxed at other rates	**(1,214)**	(1,383)	(651)
Benefit of domestic production deduction	**(64)**	(525)	(645)
Other	**(280)**	359	(526)
Income tax expense	**$6,356**	$ 23,922	$ 3,936

At March 31, 2012 and 2011, a current income tax receivable of $4,749 and $2,907 was included in prepaid expenses, primarily relating to federal and state overpayments for 2012 and federal, state and foreign overpayments for 2011.

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. As of March 31, 2012 and 2011, the Company had tax benefits relating to various state net operating losses and other tax credit carryforwards, net of federal benefit, of $3,625 and $3,156. The losses and credits expire in years 2012 through 2031. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the history of taxable income and expectations of future taxable income, among other factors, in assessing the potential need for a valuation allowance. As of March 31, 2012 and 2011, a valuation allowance of ($2,538) and ($2,037) was recorded related to certain deferred tax assets.

Deferred U.S. income taxes and foreign withholding taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries, because such excess is considered to be permanently reinvested in those operations. If earnings were repatriated, the Company would need to accrue and pay taxes. The Company has no intention of repatriating earnings. At March 31, 2012, approximately $3,849 of U.S. taxes and foreign withholding taxes would be due if the aggregate unremitted earnings of $37,705 were distributed.

The components of deferred income tax assets and liabilities are as follows:

	MARCH 31	
	2012	2011
Deferred income tax assets		
Goodwill and intangibles[1]	$ 21,096	$ 23,293
Litigation reserve	78	67
Compensation and benefit accruals	12,172	5,132
Stock-based compensation	6,892	6,188
Other liabilities[1]	2,932	3,630
Net operating losses and credits[1]	3,625	3,156
Accounts receivable and inventories	452	586
Other	-	453
Total deferred income tax assets	47,247	42,505
Valuation allowance[1]	(2,538)	(2,037)
Net deferred income tax assets	$ 44,709	$ 40,468
Deferred income tax liabilities		
Property and equipment	$ 79,166	$ 73,671
Prepaid expenses[2]	2,696	1,639
Other[2]	346	-
Total deferred income tax liabilities	$ 82,208	$ 75,310

(1) These deferred income tax assets are long-term in nature and therefore are netted against long-term deferred income tax liabilities for presentation in the accompanying consolidated balance sheets.

(2) These deferred tax liabilities are current in nature and therefore netted against current deferred income tax assets for presentation in the accompanying consolidated balance sheets.

As of March 31, 2012, the balance of unrecognized tax benefits was $12,290. Of the unrecognized tax benefits at March 31, 2012, $11,667, if recognized, would decrease the Company's effective income tax rate and increase net income. The unrecognized tax benefits relate to certain tax deductions claimed on federal and state tax returns for which the ultimate outcome is uncertain.

In the year ended March 31, 2012, the reserve for unrecognized tax benefits declined $1,529. Of this amount, $2,848 resulted in a net decrease in tax expense. The decrease in the reserve for unrecognized tax benefits in fiscal year 2012 primarily relates to deductions claimed on the federal and state tax returns for which the ultimate outcome is uncertain, more than offset by reserve releases due to the expiration of various statutes of limitations. During fiscal year 2011, the reserve for unrecognized tax benefits declined $910. Of this amount, $1,294 resulted in a net decrease in tax expense. The decrease in the reserve for unrecognized tax benefits in fiscal year 2011 primarily relates to deductions claimed on the federal and state tax returns for which the ultimate outcome is uncertain, more than offset by reserve releases due to the expiration of various statutes of limitations.

The Company's federal income tax returns for the tax years after 2008 remain subject to examination. The various states in which the Company is subject to income tax are generally open for the tax years after 2007.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. For the year-ended March 31, 2012, the Company recognized an increase in interest expense of $36. Accrued interest and penalties of $1,826 and $1,790 relate to income tax uncertainties that were recognized as a component of other noncurrent liabilities at March 31, 2012 and March 31, 2011, respectively.

The Company's unrecognized tax benefit activity for the fiscal year ended March 31, 2012 and March 31, 2011, was as follows:

	MARCH 31	
	2012	2011
Unrecognized tax benefit at beginning of year	$ 13,819	$ 14,729
Decreases for tax positions in prior periods	(202)	(238)
Additions for tax positions in current periods	1,539	1,798
Settlements/audits	-	(338)
Lapse of statute of limitations	(2,866)	(2,132)
Unrecognized tax benefit at end of year	$ 12,290	$ 13,819

COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $19,721, $19,604 and $19,927 for the years ended March 31, 2012, 2011 and 2010, respectively.

The Company's future operating lease obligations by fiscal year are as follows:

	2013	2014	2015	2016	2017	THEREAFTER
Operating lease obligations	$ 18,367	$ 15,409	$ 10,478	$ 8,225	$ 5,511	$ 15,883

Letters of Credit - The Company had letters of credit outstanding as of March 31, 2012 totaling $6,763. All of these letters of credit were issued pursuant to the terms of the Company's Credit Agreement, which expires in October 2014.

Insurance Programs - The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured for most workers' compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of the future costs of incurred losses, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although the Company believes that the accrued loss estimates are reasonable, significant differences related to the items noted above could materially affect our risk exposure, insurance coverage and future expense.

Legal Matters - In late fiscal 2009, a jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17,000 was accrued in the fiscal 2009 consolidated financial statements. In fiscal 2010, the Company accrued additional charges to reflect the actual damages, fees and other costs included in the order entered by the judge. In fiscal 2011, the Company settled the litigation for an amount lower than previously recognized and reduced the litigation charge by $5,673.

In addition, from time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company maintains insurance coverage against certain types of potential claims in an amount which it believes to be adequate, but there is no assurance that such coverage will in fact cover, or be sufficient to cover, all potential claims. Currently, the Company is not aware of any other legal proceedings or claims pending against it that its management believes will have a material adverse effect on its consolidated financial condition or results of operations.

Tax Matters - The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions, the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

SHARE-BASED COMPENSATION

Pursuant to the Consolidated Graphics, Inc. Amended and Restated Long-term Incentive Plan (as amended, the "Plan"), employees of the Company and members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock, restricted stock unit awards or other forms of equity-based compensation. Options granted pursuant to the Plan include incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. Options previously granted under the Plan were at a strike price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally are cancelled on termination of employment and vested options generally expire shortly after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period generally not in excess of an additional five years. At March 31, 2012, a total of 1,557,168 common shares were reserved for issuance pursuant to the Plan, of which 214,701 shares of the Company's common stock were available for future grants. Of the 214,701 shares available for future grants, 37,500 shares may be granted as restricted stock unit awards.

The following table sets forth stock option and restricted stock unit award transactions under the Plan in terms of underlying shares of the Company's common stock:

	FOR THE YEARS ENDED MARCH 31					
	2012		2011		2010	
	SHARES	**WEIGHTED AVERAGE EXERCISE PRICE**	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 1	**1,422,550**	**$ 43.62**	1,842,820	$ 37.61	1,829,151	$ 37.85
Granted	**127,500**	**48.84**	27,500	42.62	90,000	17.38
Exercised	**(190,864)**	**24.50**	(417,047)	16.10	(58,341)	20.19
Forfeited or expired	**(16,719)**	**41.87**	(30,723)	48.68	(17,990)	34.98
Outstanding at March 31	**1,342,467**	**46.58**	1,422,550	43.62	1,842,820	37.61
Exercisable at March 31	**864,768**	**47.69**	871,158	43.90	1,105,313	33.99

For fiscal 2012, the number of shares exercised includes vesting of 22,292 restricted stock unit awards and the number of shares outstanding at year-end includes 16,667 unvested restricted stock unit awards. For fiscal 2011, the number of shares granted includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $529, the number of shares exercised includes vesting of 18,124 restricted stock unit awards and the number of shares outstanding at year-end includes 38,959 unvested restricted stock unit awards. For fiscal 2010, the number of shares granted includes 25,000 restricted stock unit awards having an aggregate fair value at date of grant of $331, the number of shares exercised includes vesting of 9,792 restricted stock unit awards and the number of shares outstanding at year-end includes 44,583 unvested restricted stock unit awards. For fiscal 2012, 2011 and 2010, the weighted average exercise price of shares granted, exercised and outstanding is based solely on stock option grants and exercises and excludes the restricted stock unit awards which have no exercise price component.

The total fair value of options and restricted stock unit awards which vested was $4,470, $4,291 and $3,779 for the years ended March 31, 2012, 2011 and 2010, respectively. The aggregate intrinsic value of options and restricted stock unit awards outstanding was $7,690, $18,708 and $20,587 for the years ended March 31, 2012, 2011 and 2010, respectively. The aggregate intrinsic value of options and restricted stock unit awards exercised was $5,790, $9,695 and $1,222 for the years ended March 31, 2012, 2011 and 2010, respectively.

The weighted average grant date fair value of stock options granted during the three years ended March 31, 2012, all of which were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes-Merton pricing model ("Black-Scholes") are as follows:

	YEAR ENDED MARCH 31		
	2012	2011	2010
Weighted average fair value per share of option grants during the year	**$ 25.18**	$ 21.51	$ 8.85
Assumptions:			
Expected option life in years	**6.5**	6.5	6.5
Risk-free interest rate	**0.96%**	1.41%	2.3%
Expected volatility	**52.9%**	50.6%	49.2%
Expected dividend yield	**-**	-	-

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, generally based on the mid-point between the vesting date and contractual expiration date of each option. The expected volatility is based on the historical market price volatility of the Company's common stock.

Outstanding and exercisable stock options and restricted stock unit awards at March 31, 2012 were as follows:

	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING YEARS	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Stock Options					
$ 5.00-$ 20.00	186,000	$ 16.54	5.2	75,000	$ 15.50
$ 20.01-$ 30.00	50,000	23.00	1.4	50,000	23.00
$ 30.01-$ 40.00	12,500	35.79	9.4	-	-
$ 40.01-$ 50.00	98,033	41.62	4.3	76,033	41.55
$ 50.01-$ 60.00	972,987	54.06	5.7	657,987	53.81
$ 60.01-$ 70.00	6,280	63.65	5.1	5,748	63.44
	1,325,800	46.58	5.4	864,768	47.69
Restricted stock unit awards	16,667		-	-	
Outstanding at March 31, 2012	**1,342,467**		**5.4**	**864,768**	

The Company accounts for share-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. The fair value of stock options is determined using the Black-Scholes model. Restricted stock unit awards are valued at the closing stock price on the date of grant.

The Company recorded $2,650 of share-based compensation expense for the year ended March 31, 2012. The after-tax impact to net income was $1,617, and the impact to both basic and diluted earnings per share was $.15 in fiscal 2012. The Company recorded $3,307 of share-based compensation expense for the year ended March 31, 2011. The after-tax impact to net income was $2,017, and the impact to basic earnings per share was $.18 and diluted earnings per share was $.17 in fiscal 2011. For the year ended March 31, 2010, the Company recorded $5,031 of share-based compensation expense. The after-tax impact to net income was $3,069, and the impact to both basic and diluted earnings per share was $.27 in fiscal 2010.

As of March 31, 2012, $3,855 of total unrecognized compensation cost related to stock options was expected to be recognized over a weighted average period of 1.7 years.

MULTI-EMPLOYER PENSION PLANS

The Company participates in multi-employer pension plans for certain of its union employees covered by collective bargaining agreements. Amounts expensed in the financial statements equal the contributions made to the pension plans during the year. Total contributions to the multi-employer pension plans were $446 in fiscal 2012, $771 in fiscal 2011 and $850 in fiscal 2010. Total contributions to individually insignificant multi-employer pension plans were $366 in fiscal 2012, $679 in fiscal 2011 and $757 in fiscal 2010.

The only individually significant plan in which the Company participates is the GCC/IBT National Pension Fund ("the Plan"). The EIN/Pension Plan Numbers are M0240019, M0240035, M5050077 and M5050185. The most recent Pension Protection Act zone status for the Plan in 2012 and 2011 is red. The zone status is based on the Plan's year end, not the Company's year end. The zone status is based on information that the Company received from the Plan and is certified by the Plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded. The Plan is under a rehabilitation plan that has been implemented and a surcharge has been imposed on the Plan. The collective bargaining agreements requiring participation in the Plan expire on April 30, 2012 and April 30, 2013.

Contributions for M0240019 totaled $28, $27 and $36 in the fiscal 2012, 2011 and 2010, respectively. Contributions for M0240035 totaled $18, $21 and $22 in fiscal 2012, 2011 and 2010, respectively. Contributions for M5050077 totaled $21, $30 and $24 in fiscal 2012, 2011 and 2010, respectively. Contributions for M5050185 totaled $13, $14 and $11 in fiscal 2012, 2011 and 2010, respectively.

In addition to regular contributions, the Company could be obligated to pay additional amounts, known as a withdrawal liability, if a multi-employer pension plan has unfunded vested benefits and the Company decreases or ceases participation in the plan. In fiscal 2012 and 2011, the Company accrued $16,769 and $1,042, respectively, for the present value of the liabilities for withdrawing from certain multi-employer pension plans. The final calculation of the withdrawal liability recognized in fiscal 2012 is pending finalization of certain plan year related data and is therefore subject to adjustment.

SUPPLEMENTAL SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

The following table contains selected unaudited quarterly financial data from the unaudited consolidated income statements for each quarter of fiscal 2012 and 2011. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2012				
Sales	**$ 243,352**	**$ 267,401**	**$ 283,891**	**$ 250,551**
Gross profit	**55,759**	**63,345**	**69,922**	**55,081**
Net income (loss)	**1,585**[1]	**7,535**[2]	**10,834**	**(5,852)**[3]
Basic earnings (loss) per share	**.14**	**.70**	**1.05**	**(.57)**
Diluted earnings (loss) per share	**.14**	**.69**	**1.04**	**(.57)**
Fiscal 2011				
Sales	$ 236,717	$ 260,106	$ 299,111	$ 258,106
Gross profit	54,451	62,154	76,814	64,630
Net income	6,841[4]	8,054[5]	17,569[6]	8,948[7]
Basic earnings per share	.60	.70	1.53	.79
Diluted earnings per share	.59	.69	1.50	.78

(1) Includes $2,904 other charges, net of taxes.

(2) Includes $390 other charges, net of taxes.

(3) Includes $8,238 other charges, net of taxes.

(4) Includes ($2,552) other charges, net of taxes.

(5) Includes $438 other charges, net of taxes.

(6) Includes $605 other charges, net of taxes.

(7) Includes $323 other charges, net of taxes.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consolidated Graphics, Inc. and its consolidated subsidiaries (the "Company"); (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2012. The Company's internal control over financial reporting as of March 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, which issued an attestation report that is included in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries (collectively, the Company) as of March 31, 2012 and 2011, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Consolidated Graphics, Inc.'s internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 1, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Houston, Texas
June 1, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited Consolidated Graphics, Inc.'s (the Company) internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control -Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2012 and 2011, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 1, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
June 1, 2012

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Presented below are Adjusted EBITDA , Adjusted EBITDA Margin, Free Cash Flow, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income and Adjusted Diluted Earnings Per Share, all of which are non-GAAP financial measures. We present these non-GAAP financial measures because we believe these measures are helpful to investors when assessing liquidity, cash flow and operating performance and when comparing the Company to other companies having different financing strategies, capital structures and tax rates. Please refer to Consolidated Graphics, Inc. Form 8-K filed May 9, 2012 for a more detailed discussion of the reasons we believe these non-GAAP financial measures are helpful to investors.

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable financial measures calculated and presented in accordance with United States generally accepted accounting principles ("GAAP"). Pursuant to the rules adopted by the Securities and Exchange Commission (SEC) relating to the use of such financial measures, the Company provides the following qualitative and quantitative reconciliations regarding the non-GAAP financial measures referred to in this Annual Report. These non-GAAP financial measures should not be considered as an alternative to any measure of operating results as promulgated under GAAP (such as operating income, net income or net cash provided by operating activities), nor should it be considered as an indicator of our overall financial performance or our ability to satisfy current or future obligations and fund or finance future business opportunities.

The Company defines Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, goodwill impairment charges, other charges, accretion of pension liability, share-based compensation expense, non-cash foreign currency transaction net gains and losses, and net losses and gains from asset dispositions. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by sales.

($ IN MILLIONS)	2012	2011	2010
Sales	**$ 1,045.2**	$ 1,054.0	$ 990.9
Net income	**14.1**	41.4	14.1
Income taxes	**6.4**	23.9	3.9
Interest expense, net	**6.3**	7.6	9.6
Depreciation and amortization	**72.4**	68.9	69.7
Goodwill impairment charge	**2.0**	-	6.1
Other charges	**18.8**	(2.0)	7.2
Accretion of pension liability	**.4**	.1	-
Share-based compensation expense	**2.7**	3.3	5.0
Non-cash foreign currency transaction loss	**.3**	.2	.4
Net loss (gain) from asset dispositions*	**(.3)**	(.1)	1.6
Adjusted EBITDA	**$ 122.9**	$ 143.3	$ 117.7
Adjusted EBITDA Margin	**11.8%**	13.6%	11.9%

* Included in depreciation and amortization in the Company's Consolidated Statements of Cash Flows

MORE+

The Company defines Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from asset dispositions.

($ IN MILLIONS)	2012	2011	2010
Net cash provided by operating activities	**$ 108.2**	$ 101.2	$ 156.8
Capital expenditures**	**(60.0)**	(68.8)	(24.2)
Proceeds from asset dispositions	**3.2**	3.9	7.2
Free Cash Flow	**$ 51.4**	$ 36.3	$ 139.8

** Capital expenditures include all expenditures for property, plant and equipment, including those that are directly financed.

The Company defines Adjusted Operating Income as operating income before goodwill impairment charges, other charges, accretion of pension liability, share-based compensation expense, and non-cash foreign currency transaction net gains and losses. The Company defines Adjusted Operating Margin as adjusted operating income divided by sales.

($ IN MILLIONS)	2012	2011	2010
Operating income	**$ 26.7**	$ 73.0	$ 27.6
Goodwill impairment charge	**2.0**	-	6.1
Other charges	**18.8**	(2.0)	7.2
Accretion of pension liability	**.4**	.1	-
Share-based compensation expense	**2.7**	3.3	5.0
Non-cash foreign currency transaction loss	**.3**	.2	.4
Adjusted Operating Income	**$ 50.8**	$ 74.6	$ 46.3
Adjusted Operating Margin	**4.9%**	7.1%	4.7%

The Company defines Adjusted Net Income as net income before goodwill impairment charges, other charges, accretion of pension liability, share-based compensation expense, and non-cash foreign currency transaction net gains and losses, all net of taxes.

($ IN MILLIONS)	2012	2011	2010
Net income	$ 14.1	$ 41.4	$ 14.1
Goodwill impairment charge	2.0	-	6.1
Tax benefit of goodwill impairment charge	(.8)	-	(2.4)
Other charges	18.8	(2.0)	7.2
Tax (benefit) expense of other charges	(7.3)	.8	(2.8)
Accretion of pension liability, net of taxes	.2	-	-
Share-based compensation expense, net of taxes	1.6	2.0	3.1
Non-cash foreign currency transaction loss, net of taxes	.2	.2	.2
Adjusted Net Income	$ 28.9	$ 42.4	$ 25.5

The Company defines Adjusted Diluted Earnings per Share as Adjusted Net Income divided by diluted weighted average number of common shares outstanding.

($ IN MILLIONS)	2012	2011	2010
Diluted earnings per share	$ 1.32	$ 3.57	$ 1.23
Goodwill impairment charge	.19	-	.54
Tax benefit of goodwill impairment charge	(.07)	-	(.21)
Other charges	1.75	(.17)	.63
Tax (benefit) expense of other charges	(.68)	.07	(.25)
Accretion of pension liability, net of taxes	.02	-	-
Share-based compensation expense, net of taxes	.15	.17	.27
Non-cash foreign currency transaction loss, net of taxes	.02	.01	.02
Adjusted Diluted Earnings Per Share	$ 2.70	$ 3.65	$ 2.23

Corporate Information

Headquarters
Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977
www.cgx.com

Transfer Agent & Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
212.936.5100

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held at The Grand Hyatt - San Antonio, Texas, on Thursday, August 16, 2012, at 5:00 p.m., C.D.T.

Annual Report on Form 10-K Availability
The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012, may be obtained without charge by writing to our Corporate Secretary, Consolidated Graphics, Inc. at the Company's headquarters or via the Company's Web site at www.cgx.com.

Stock Information
Our common stock is traded on the New York Stock Exchange under the symbol "CGX." The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	HIGH	LOW
Fiscal 2012 - Quarter Ended:		
June 30, 2011	$ 60.84	$ 49.29
September 30, 2011	57.99	30.52
December 31, 2011	51.60	35.34
March 31, 2012	55.88	44.14

	HIGH	LOW
Fiscal 2011 - Quarter Ended:		
June 30, 2010	$ 48.25	$ 34.53
September 30, 2010	47.44	33.71
December 31, 2010	51.69	40.93
March 31, 2011	56.50	48.50

As of April 30, 2012, there were 62 shareholders of record representing approximately 4,593 beneficial owners.

We have not previously paid cash dividends on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay cash dividends.

Employees
As of April 30, 2012, we had 5,487 employees.

Corporate Directory

DIRECTORS

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President
Southwestern Bell Corporation
(now AT&T, Inc.)
Independent Director
Member of Audit Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer
Saratoga Financial Group
Independent Director
Member of Compensation and Nominating & Governance Committees

Gary L. Forbes
Retired, Senior Vice President
EQUUS Total Return, Inc.
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Retired, Partner
Tekell, Book,
Matthews & Limmer, L.L.P.
Independent Director
Member of Compensation and Nominating & Governance Committees

Todd A. Reppert
President, Main Street Capital Corp.
Independent Director
Member of Audit and Nominating & Governance Committees

OFFICERS

Chairman and Chief Executive Officer
Joe R. Davis

Executive Vice Presidents

Jon C. Biro
Chief Financial and Accounting Officer

James H. Cohen
Mergers and Acquisitions

Paul M. Garner
Chief Technology Officer

M. Grae Griffin
Human Resources & Labor Relations

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents

Trenton C. Cunningham

Dennis L. Rampe

Ned J. Steck

Vice Presidents

Thomas J. Boyle
Strategic Sales

John A. Bradley
Strategic Sales

David A. Cheadle
Treasurer

Betsy R. Davis
Strategic Sales

Mark J. Flannery
Safety & Environmental Compliance

Jennifer J. Granger
Strategic Sales

S. Leonard Hruzek
Controller

Keith B. Kirk
Purchasing

David A. Leslie
Risk Management

Stephen M. Mahr
Strategic Sales

Robin E. Murray
Tax

Steve W. Plattner
Strategic Sales

Kary D. Radestock
Strategic Sales

Katherine M. Stephens
Business Compliance

Amy D. Thunderburk
Strategic Sales

Sue B. Trate
Strategic Sales

Jonathan B. Wolens
Senior Legal Counsel

Forward-looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in which the Company discusses factors it believes may affect its performance or results in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "forecast," "project," "should" or "will" or other comparable words or the negative of such words. The accuracy of the Company's assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond the Company's control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company's actual future results might differ from the forward-looking statements made in this Annual Report for a variety of reasons, which include, weakness in the economy, financial stability of its customers, the sustained growth of its digital printing business, seasonality of election-related business, its ability to adequately manage business expenses, including labor costs, the unfavorable outcome of legal proceedings, the lack of or adequacy of insurance coverage for its operations, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, satisfactory labor relations, the potential for additional goodwill impairment charges, it's ability to identify new acquisition opportunities, negotiate and finance such acquisitions on acceptable terms and successfully absorb and manage such acquisitions in a timely and efficient manner, as well as other risks described in the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended March 31, 2012, as filed with the Securities and Exchange Commission and the risk factors and cautionary statements described in the other documents the Company files or furnishes from time to time with the Securities and Exchange Commission, including its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of the foregoing risks or uncertainties materialize, or should the Company's underlying assumptions, expectations, beliefs or projections prove incorrect, the Company's actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.

ABOUT THIS BOOK

COVER

Paper Pacesetter High Bright Opaque 80# Cover, Smooth

Inks Process with 50% fluorescents (CMY)
+ tinted spot gloss varnish with Metallic 877
+ aqueous primer

TEXT

Paper Pacesetter High Bright Opaque 80# Text, Smooth

Inks Process with 50% fluorescents (CMY)
+ tinted spot gloss varnish with Metallic 877
+ aqueous primer

PRODUCTION

Printer Tewell Warren Printing, Denver, Colorado
A Consolidated Graphics Company

+ > %

ConsolidatedGraphics

5858 Westheimer Road
Suite 200
Houston, Texas 77057
713.787.0977

CGX.COM

CONSOLIDATED GRAPHICS, INC. (NYSE: CGX) is a strong partner with an unwavering commitment to our customers. We go beyond the traditional definition of a commercial printer, creating end-to-end print production and management solutions that are based on the needs of our customers to improve their results. Our unmatched footprint of 70 printing, fulfillment and technology facilities spans 27 states. It extends into Canada, Europe and Asia. With the world's largest and most advanced integrated digital footprint, we are the leading provider of digital print solutions. We deliver the financial, technological and geographic advantages of a large organization through local companies who provide personalized service in or near virtually every U.S. market.